L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

May 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Blaise Rhodes, Doug Jones, Nicholas Lamparski, Dietrich King

Re:	L&F Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 8, 2022
File No. 333-262570

Ladies and Gentlemen:

This letter sets forth responses of L&F Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 4, 2022, with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “First Amended Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the First Amended Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”), which reflects these revisions. References to page numbers in the Company’s responses to the comments below correspond to the page numbers in the Second Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Second Amended Registration Statement.

First Amended Registration Statement on Form S-4 Filed April 8, 2022

Summary of the Proxy Statement/Prospectus
Equity Ownership Upon Closing, page 5

1.
Staff’s comment: We note your response to comment 1. As previously requested, please revise the diagram beginning on page 5 to identify the range of economic and voting interests to be held by each category of investors in the registrant with an eye towards highlighting the economic and voting rights L&F public stockholders will have post-combination.

Response: The Company acknowledges the Staff’s comment and has revised the diagram on page 5 accordingly.

Certain Other Interests in the Business Combination, page 23

2.
Staff’s comment: We note your amended disclosure in response to comment 4, indicating that “Jefferies . . . has an interest in L&F completing a business combination that will result in . . . the payment of financial advisory and placement agent fees.” Please quantify the aggregate financial advisory and placement agent fees payable to Jefferies, as it appears that such fees are contingent on the completion of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 177 accordingly.

Proposal No. 2 - The Business Combination Proposal
Background of the Business Combination, page 153

3.	Staff’s comment: We note your response to comment 13 and your revised disclosure. Please also address the following points:

•
Please provide additional detail about how the “financial projections provided by ZeroFox management” and “prior discussions regarding the cash proceeds required for the acquisition of IDX” factored into the proposed $1.1 billion valuation under the initial LOI, including how the financial projections were used in determining the valuation.

•
You disclose that L&F and Jefferies discussed “the growth profiles of both ZeroFox and IDX, and operating margins of comparable publicly traded companies at initial public offering as compared to after such companies completed de-SPAC transactions . . . in addition to current trading prices and valuation multiples of said comparable publicly traded companies” in considering the valuation framework applied to New ZeroFox. Please provide an explanation of how the growth profiles of both ZeroFox and IDX relate to the valuation figure, as it is unclear what was discussed about these growth profiles and how they impacted the valuation. Please also provide additional detail on the comparable publicly traded companies discussed and how these companies supported the valuation. Your disclosure should include the identity of such companies, the operating margins reviewed, as well as the underlying data regarding the trading prices and valuation multiples of said companies that were discussed.

•
Please elaborate on the discussions that occurred among L&F management and the L&F Board, which led them to determine that “the revised valuation of New ZeroFox remained attractive to L&F shareholders based on relative valuations of comparable publicly traded companies as a multiple of go-forward revenue, and the growth and margin profiles of New ZeroFox projected in the financial model presented by ZeroFox management on July 5, 2021.” In revising your disclosure, please provide additional detail about how the valuations of comparable publicly traded companies and the margin profiles of New ZeroFox projected in the financial model presented by ZeroFox management on July 5, 2021 factored into the valuation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 155 through 157 accordingly.

Certain Material United States Federal Income Tax Considerations, page 207

4.
Staff’s comment: We note your response to comment 19. Item 4(a)(6) of Form S-4 requires disclosure of the federal income tax consequences of the transaction as a whole. Please revise to include a description of the federal income tax consequences of the mergers. In this regard, we note these transactions are integral components of the business combination proposal that L&F shareholders will be asked to consider and approve. We further understand from your response that such approval would not result in tax consequences to such shareholders. Since it thus appears that such transactions would be tax-free to such shareholders in the overall context of the business combination proposal, please expand counsel’s opinion to cover the mergers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 215 through 216 accordingly.

Business of ZeroFox
Government Regulation & Legal Affairs, page 292

5.
Staff’s comment: We note your amended disclosure in response to comment 23. Please further revise your disclosure to briefly discuss the specific effects of each of the regulations discussed in this section on your business, including the Electronic Communication Privacy Act, Computer Fraud and Abuse Act, Gramm-Leach-Bliley Act and HIPPA/HITECH Act, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 299.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox
Results of Operations, page 300

6.	Staff’s comment: Please include a comparative analysis of your results between fiscal 2021 and 2020. Refer to instruction 1 to paragraph (b) of Item 303 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 310 through 311.

Liquidity and Capital Resources
Cash Flows
Operating Activities, page 306

7.
Staff’s comment: You disclose a fairly consistent pattern of net cash used for operating activities in each of the fiscal years presented. Please discuss the reason for the use of operating cash and your expectations of when and how you will generate positive operating cash flows. Also, discuss whether this is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 314 through 315.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of IDX
Key Factors Affecting Performance
Key Business Metrics, page 311

8.
Staff’s comment: It appears from the table on page 311 that there is a trend of reduced per unit value for your services (as evidenced by dividing the revenue for each service by the number of respective customers/members), which appears to be especially significant regarding breach revenue. Please discuss the reason for the reduction in per unit values and the impacts on your revenue trend for the reasonably foreseeable future. Refer to Item 303 of Regulation S-K for guidance regarding trend disclosures.

Response: The Company acknowledges the Staff’s comment. IDX does not track simple per-unit value across its customer contracts, and does not believe it is a meaningful metric or would help readers understand IDX’s business. IDX has a few contracts (including the OPM Contract, but also other contracts that IDX does not believe are individually material to IDX) whose exceptional user populations, services included or durations disproportionately skew the average per-unit values across the universe of contracts. Furthermore, on January 1, 2020, IDX adopted the new revenue standard, ASC 606 Revenue Recognition – Contracts with Customers, on a modified retrospective basis. As a result, IDX presents revenue in this table for 2021 and 2020 under the new revenue recognition guidance, while it does not adjust revenue for 2019 and reports it under the prior revenue recognition guidance. Therefore, per-unit values for 2019 are not comparable with those of 2021 and 2020. As a result of the foregoing factors, we continue to believe that the key business metrics of Breach Revenue, Consumer Membership Services & Total Revenue set out on page 320 are the metrics most useful to help readers understand the trends underlying IDX’s business. We have revised the relevant disclosure on pages 320 through 321 to clarify that the disproportionate effect of non-standard contractual terms and IDX’s adoption of ASC 606 render a simple per-unit value metric using total breach revenue and total breach customers each year not a meaningful metric.

Cash Flows
Operating Activities, page 315

9.
Staff’s comment: Your disclosure appears to emphasize how cash provided by operating activities was derived for each period. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of material changes in operating cash from period to period. That is, explain the reason for the decrease of over $4.2 million between fiscal 2021 and 2020. In performing your analysis, note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. In this regard, your analysis should discuss the reasons underlying variance factors cited. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff’s Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 324 accordingly.

Beneficial Ownership of Securities, page 348

10.
Staff’s comment: We note your response to comment 25. Please revise footnote (4) to the beneficial ownership table to include the information from your response regarding how voting and dispositive decisions are made for Lookingglass Cyber Solutions, Inc. Please also identify the members of Lookingglass Cyber Solutions, Inc.’s senior management team who exercise shared voting and dispositive powers with respect to the ZeroFox shares held by Lookingglass Cyber Solutions, Inc.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (4) to the beneficial ownership table on page 357.

General

11.
Staff’s comment: We note your amended disclosure in response to comment 28, and the conflicts of interests you discuss in the bullet points included on pages 23 and 171. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 18, 20 through 21, 23, 39, 100, 168, 173 and 176 accordingly.

In addition, the Company acknowledges the Staff’s comment 9, dated March 8, 2022, to the Company’s Registration Statement on Form S-4 filed on February 7, 2022, and has revised the disclosure on pages 21 through 22, 50, 103, 125, 174 and 179 accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Gerchen
Adam Gerchen
Chief Executive Officer

 Via E-mail:

cc:	Christian O. Nagler
Tamar Donikyan Alla Digilova
Kirkland & Ellis LLP